UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of April, 2007
Commission File Number: 001-13928
Royal Bank of Canada
(Translation of registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9
Attention: Vice-President & Corporate Secretary	Attention: Vice-President & Corporate Secretary
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA
Date: April 25, 2007	By:	/s/ Janice R. Fukakusa
		Name:	Janice R. Fukakusa
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release — Royal Bank of Canada provides Resegmented Q1 2007 Supplementary Financial Information